Exhibit (a)(1)(P)

Dear Option Holder,

As a holder of stock options, you are receiving the enclosed document explaining how you can participate in The Home Depot’s offer to repurchase 250 million shares of The Home Depot common stock via a “Dutch auction” tender offer.

There are five basic steps for an option holder to tender shares in our offer.

1. The Home Depot sets a range at which we are willing to repurchase shares. For this offer, we want to repurchase 250 million shares between a minimum price of $39.00 and a maximum price of $44.00. At the end of the auction, we will pay the same price for all shares that we purchase.

2. If you own vested stock options, and you wish to participate in this offer, you must exercise those options and tender the acquired shares. See enclosures for details on how to contact Merrill Lynch to exercise your options. Once your options are exercised, you should then request tender offer materials from D. F. King & Co., Inc. and tender the shares using the documentation provided. See enclosure for details on how to contact D. F. King & Co., Inc.

3. To tender your shares, you choose a price within the range of $39.00 and $44.00 at which you are willing to sell all or some of your shares. Or, you may choose to sell all or some of your shares without setting a price. By not specifying a price, you are agreeing to sell at the Company-chosen price, increasing the likelihood that your shares will be repurchased.

4. Next, The Home Depot determines the price within this range at which we will repurchase shares. This will be the lowest price within this range at which we can purchase 250 million shares.

5. Finally, The Home Depot repurchases shares from shareholders who offered to sell their shares. All shareholders whose shares are repurchased will receive the same Company-selected price for their shares.

Associates, including designated associates, may exercise vested options at any time, including outside the open window period, via a cash exercise (where you pay the exercise price in cash) or by a stock swap (where you pay the exercise price with other Company stock that you hold). However, designated associates may only exercise their options through a cashless exercise during an open window period.

If you choose to exercise options to participate in the tender offer, there can be no assurance that any such acquired shares you tender will be accepted by The Home Depot and purchased for cash. You should be aware that option exercises may not be rescinded. Accordingly, if you exercise options to acquire shares and your shares are not purchased in the tender offer, you will remain a shareholder. It’s important for you to decide if this offer is right for you.

This communication is for information purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of The Home Depot’s common stock. The Home Depot’s offer to buy shares of Home Depot common stock is being made only pursuant to the Offer to Purchase and the related materials dated July 10, 2007, as amended and supplemented from time to time. Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase and other documents filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Shareholders also may obtain a copy of these documents, without charge, from the information agent, D. F. King & Co., Inc., by calling toll-free: 800-628-8536.

How To Request Tender Offer Materials

The Home Depot has announced an offer to purchase, via a modified “Dutch Auction,” up to 250 million shares of its common stock, at a price not greater than $44.00 per share nor less than $39.00 per share, for cash. The tender period begins on July 10, 2007 and will extend through 5:00 pm ET on August 16, 2007 (unless the expiration date is otherwise extended by The Home Depot).

As a participant in the Home Depot Stock Option Plan, during the tender period you will continue to be able to exercise any vested in the money stock options through Merrill Lynch. The ability to exercise is subject to the rules governing the plan.

The Board of Directors of The Home Depot has approved the making of the offer. However, neither The Home Depot, its Board of Directors, the Lead Dealer Manager, the Co-Dealer Manager, the Depositary nor the Information Agent makes any recommendation as to whether you should tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender, and the purchase price or purchase prices at which you may choose to tender your shares. In so doing, you should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the related Letter of Transmittal, including The Home Depot’s reasons for making the offer.

If you elect to exercise your stock options and receive Home Depot stock during the tender period you will become a shareholder and have the ability to tender your shares at your discretion. To tender your shares, you will need to request tender offer materials from D. F. King & Co., Inc. by calling the number below. You will need to carefully review the tender offer materials as they contain important information about the offer, including its terms and conditions. There can be no assurance that any shares you tender will be accepted by The Home Depot and purchased for cash. You should be aware that option exercises may not be rescinded. Accordingly, if you exercise options to acquire shares and your shares are not purchased in the tender offer, you will remain a shareholder.

In order to be eligible to tender your resulting shares from a stock option exercise, Merrill Lynch must receive your exercise instructions no later than August 10, 2007 at 4:00 pm ET.

If you are already an existing shareholder of record, in addition to a participant in the Home Depot Stock Option Plan, you will also receive a tender offer packet under separate cover.

To contact a Merrill Lynch Participant Service Representative to exercise your stock options or assist you with any questions please call 800-843-2150, 24 hours a day; 7 days a week. To contact D. F. King & Co., Inc. for tender offer materials, please call 800-628-8536.